

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2015

Via E-mail
Michael C. McMurray
Chief Financial Officer
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

> **Re: Owens Corning**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 11, 2015**
> **File No. 1-33100**

Dear Mr. McMurray:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Liquidity, Capital Resources and Other Related Matters, page 25

1. Since your parent company has nearly $2 billion of debt and generates very little income or cash flows from operations, please revise the liquidity section of your MD&A in future filings to address the fact that you are a holding company with no operations of your own and that you depend on your subsidiaries for cash. Please also address any restrictions or other factors that could inhibit your subsidiaries' ability to pay dividends or make other distributions to the parent company. Please refer to Item 303(a)(1) of Regulation S-K and Section IV.B of SEC Interpretive Release No. 33-8350.

Audited Financial Statements

25. Income Taxes, page 88

2. We note from your table on the top of page 89 that your total valuation allowance for deferred tax assets decreased by $43 million during 2014. You also disclose on page 22 that during 2014, you reversed a valuation allowance recorded in prior years against certain European net deferred tax assets. Your MD&A explains that the valuation allowance reversal had a significant impact on your income tax expense for 2014. However, the rate reconciliation at the bottom of page 88 shows an immaterial change to the statutory tax rate as a result of the changes in the valuation allowance during 2014. Please reconcile the above differences in your presentation and disclosure. Further, explain the nature of the items in your "Other, net" line item of the rate reconciliation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3854 if you have questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant